John J. Concannon III

Direct Phone: 617.951.8874

Direct Fax: 617.951.8736

jack.concannon@bingham.com

Via Federal Express

September 11, 2008

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F. Street, NE

Washington, DC 20549

Attn: Ms. Mellissa Campbell Duru

Re:	Kopin Corporation

Schedule TO-I filed August 28, 2008

SEC File No. 005-48471

Dear Ms. Duru:

On behalf of our client, Kopin Corporation, a Delaware corporation (the “Company”), set forth below is the Company’s response to your request for additional information regarding the Company’s filing of a tender offer on Form TO. For ease of reference, the requests included in your letter dated September 10, 2008, are printed below in bold print, followed by the Company’s responses.

1. Please file as correspondence the letter submitted to the staff on August 19, 2008.

Please note that the letter filed on August 19, 2008, was filed as correspondence with the Securities and Exchange Commission on September 11, 2008.

2. As currently structured, the offer will result in optionholders tendering their shares in exchange solely for cash. Unlike other 409A-structured offers, the optionholders do not receive replacement options as part of the consideration for the offer. Please provide us with your legal analysis of whether the current structure of your offer is consistent with the Section 409A of the Internal Revenue Code and the related interpretative guidance.

In response to this Comment 2, the purpose of the subject Schedule TO is to enable Kopin employees holding one or more stock options granted with a discounted exercise price to elect to participate in the TO and thereby avoid incurring the income tax consequences of Internal Revenue Code Section 409A with respect to those options. We respectfully note that Kopin is aware that typical 409A-structured tender offers substitute an option with an increased exercise price for an option originally granted at an exercise price below the fair market value of the option on the date of grant as determined for tax purposes, in consideration of a payment of the aggregate amount of the increase in the exercise price in the following calendar year. As a result, persons accepting such offers will have options which are not subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and a cash payment which, because it is payable before the fifteenth day of the third month of the calendar year following the year of the offer, is likewise not subject to Section 409A of the Code. This approach implements transitional guidance issued by the Internal Revenue Service (the “IRS”) set out in Section 3.04 of Notice 2006-79, 2006-43 IRB 307 (October 4, 2006), as such Section was revised and replaced in Section 3(B)(1) of Notice 2006-79, 2997-46 IRB 990 (October 22, 2007) (“Section 3.04 Relief”).

Almost without exception, however, the Eligible Options under the Offer described in the subject Schedule TO-I have an exercise price which is in excess of the current fair market value of the Kopin common stock subject to the Options, in many cases substantially in excess. Accordingly, Kopin does not believe it appropriate to propose to pay optionees to increase the exercise prices of the Eligible Options when the resulting substitute options would merely be more “out-of-the-money” than before. In other 409A-structured offers, i.e., where the options are in-the-money at least before the substitution, the payment compensates the optionees for amounts they could have immediately realized by exercising the options; in our offer, it would compensate the optionees for amounts they could not otherwise immediately realize and might not ever realize.

Accordingly, Kopin has elected to structure the Offer so as to comply with other transitional guidance issued by the IRS, specifically Section 3.02 of Notice 2006-79, 2006-43 IRB 307 (October 4, 2006), as such Section was revised and replaced in Section 3(B)(1) of Notice 2006-79, 2997-46 IRB 990 (October 22, 2007)(“Section 3.02 Relief”).

In brief, Section 3.02 Relief allows Kopin to revise or offer to revise discounted stock rights that provide for a deferral of compensation subject to Section 409A of the Code to provide for fixed payment terms that comply with Section 409A of the Code. Section 3.02 Relief, final paragraph. The Offer provides a payment of any deferred compensation inherent in the Eligible Options on a fixed date of the first payroll date in 2009, unless the option would otherwise expire in 2008 (in which case payment will be made then). These payment terms were selected in light of limitations set by the IRS in the terms of the Section 3.02 Relief.1 And, like Section 3.04 Relief, Section 3.02 Relief is not available in respect of certain discounted stock rights granted to Section 16 Officer or Director. Section 3.02 Relief, final paragraph.

1 The initial paragraph of the Section 3.02 Relief states that any new payment dates may not result in payment in 2008 of amounts that would otherwise be paid in subsequent years nor of payment in 2009 or later years of amounts that would otherwise be paid in 2008. For this purpose, a stock right is not treated as payable in a year solely because it is exercisable in a year, if is also reasonably expected to be exercisable in a subsequent year. Section 3.02 Relief, final paragraph, final sentence.

Forward-looking Statements; Miscellaneous, page 30

3. Please eliminate the reference to Section 27A and Section 21E of the Exchange Act of 1934 or revise the disclosure in this section to explicitly note that the Private Securities Litigation Reform Act’s safe harbor protections do not apply to statements made in connection with the tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations available at www.sec.gov.

In response to this Comment 3, we note that the Offering Memorandum attached as an exhibit to Schedule TO has been amended to reflect the comments made herein.

4. Please revise to eliminate the statement in the last sentence under this heading that you “undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

In response to this Comment 4, we note that the Offering Memorandum attached as an exhibit to Schedule TO has been amended to reflect the comments made herein.

Election Form

5. We refer to the first sentence of the first paragraph. Please revise the Election Form to remove the representations that the shareholder has “read” and “understand[s]” the terms of the offer.

In response to this Comment 5, we note that the Election Form attached as an exhibit to Schedule TO has been amended to reflect the comments made herein.

If you have any questions regarding this matter or require any additional information, please contact me at (617) 951-8874. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/S/ John J. Concannon III

John J. Concannon III, Esq.

Bingham McCutchen, LLP

cc:	Mr. Richard Sneider